Exhibit 99.1

China Yuchai Announces Adoption of Semi-Annual Financial Results and Conference Call Schedule

SINGAPORE, September 28, 2020/PRNewswire — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that its Board of Directors has adopted a revised semi-annual financial reporting and conference call schedule.

Under the revised schedule, the Company will report its financial results and hold conference calls on those financial results semi-annually and annually instead of on a quarterly basis. The Company expects its next financial results announcement to be made in 2021 for the second half of 2020 as well as the fiscal year ending December 31, 2020.

The China Yuchai Board of Directors believes that this change of reporting cycle will allow management to focus more closely on executing long-term strategies to achieve the Company’s goals during a time of increasing technological change in the automotive industry. The Company remains committed to building long-term shareholder value and maintaining continued transparency and compliance with all applicable United States Securities and Exchange Commission’s filing requirements and The New York Stock Exchange’s listing requirements.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, GYMCL, engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2019, GYMCL sold 376,148 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com